SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE M PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

THE M PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

The M Plan

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2014 and Form 5500, Schedule H, Part IV, line 4a - Schedule of Delinquent Participant Contributions For the Year Ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’S, P.C.

Valhalla, New York

June 29, 2015

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Investments, at fair value	$251,576,726	$215,626,281

Receivables:
Employer contributions	6,033,569	4,754,299
Notes receivable from participants	2,914,259	2,291,989

Total receivables	8,947,828	7,046,288

Total assets	260,524,554	222,672,569

LIABILITIES

Return of excess employee contributions	3,162	—

Total liabilities	3,162	—

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	260,521,392	222,672,569

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(227,515)	(82,742)

NET ASSETS AVAILABLE FOR BENEFITS	$260,293,877	$222,589,827

See accompanying notes to the financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:

Net Investment Income:
Interest and dividend income	$10,962,057
Net appreciation in fair value of investments	5,025,851

Net investment income	15,987,908

Interest income on notes receivable from participants	74,369

Contributions:
Participant contributions	17,308,524
Employer contributions	11,236,084
Rollover contributions	2,057,255

Total contributions	30,601,863

Net asset transfers in	11,784,040

Total additions	58,448,180

DEDUCTIONS:
Benefits paid to participants	20,469,835
Administrative expenses	274,295

Total deductions	20,744,130

INCREASE IN NET ASSETS	37,704,050

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	222,589,827

End of year	$260,293,877

See accompanying notes to the financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”), as amended and restated effective January 1, 2010, is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Mercer HR Services, LLC (“Trustee”) is the Trustee and Recordkeeper of the Plan.

The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by GroupM Worldwide, LLC (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers substantially all employees of GroupM Worldwide, LLC, Mindshare USA, LLC, MAXUS Communications, LLC, Mediaedge:CIA, LLC, Mediacom Worldwide, LLC, IEG, LLC, Leverage Group, Inc., Catalyst Online, LLC, The Midas Exchange, Inc., Xaxis, Inc., Metavision Media LLC, and MSIX Communications LLC, (each an indirect wholly-owned subsidiary of WPP plc, each a participating “Employer” and collectively the participating “Employers”) who have attained age 18. The Retirement Plan Committee of the Company controls and manages the operation and administration of the Plan.

Contributions/Eligibility

Deferred Contributions

Participants may contribute up to 50% of their pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

For Plan years 2014 and 2013, eligible compensation is limited to $260,000 and $255,000, respectively.

Matching Contributions

The Company and each participating Employer may contribute a matching contribution equal to 50% of the first 6% of compensation that a participant contributes to the Plan. Additional matching contributions may be contributed at the discretion of each participating Employer. All contributions are subject to Internal Revenue Code (“IRC”) limitations.

Catch-up Contributions

Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions).

Profit Sharing Contributions

Each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant is eligible to participate in the profit sharing contribution component of the Plan on the first day of the month following one year of continuous service, and a participant must be employed on the last day of the Plan year in order to receive the profit sharing contribution.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN - (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, and investment earnings. Individual accounts are charged with withdrawals, Plan losses and an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their account balances from among various investment options offered under the Plan. The Plan offers a number of mutual funds, a common collective trust fund and a WPP Stock Fund, which invests in American Depositary Shares of WPP plc (“WPP plc ADSs”).

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon. Participants are 100% vested in both their profit sharing contributions and matching contributions after 3 years of service.

Forfeited Accounts

At December 31, 2014 and 2013, forfeited non-vested amounts totaled approximately $489,000 and $257,000, respectively. These amounts will be used to reduce future employer contributions. In 2014, employer contributions were reduced by $427,043 from forfeited non-vested accounts.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. At December 31, 2014, interest rates ranged from 3.25% to 9.50% for outstanding loans.

Payment of Benefits

Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the participant or the participant’s designated beneficiary. The Company may distribute participant account balances in a lump-sum without consent to terminated participants whose vested account balances are $1,000 or less.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Basis of Accounting - (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2014 excess contributions to the applicable participants prior to March 15, 2015.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Subsequent Events

The Plan’s management evaluated subsequent events through June 29, 2015, the date the financial statements were available to be issued, and no additional disclosures were required.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Level 1

The fair value of the WPP Stock Fund is based on quoted net asset values (“NAV”) of the shares held by the Plan at year-end. The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Level 2

The Morley Stable Value Fund (“MSVF”), a common collective trust, invests primarily in a variety of stable value investment contracts issued by insurance companies. The MSVF is valued at the NAV as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the MSVF, the investment adviser reserves the right to temporarily delay withdrawal from the MSVF in order to ensure that securities liquidations will be carried out in an orderly business manner.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

3.	FAIR VALUE MEASUREMENTS – (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced fund	$2,090,567	$—	$—	$2,090,567
Bond funds	19,885,983	—	—	19,885,983
Growth funds	53,212,688	—	—	53,212,688
Index funds	36,780,278	—	—	36,780,278
International funds	26,111,795	—	—	26,111,795
Target funds	41,302,651	—	—	41,302,651
US Government money market fund	1,022,825	—	—	1,022,825
Value funds	40,516,364	—	—	40,516,364
Common collective trust	—	24,480,884	—	24,480,884
WPP Stock Fund	6,171,954	—	—	6,171,954
Cash	737	—	—	737

Total assets at fair value	$227,095,842	$24,480,884	$—	$251,576,726

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$18,147,233	$—	$—	$18,147,233
Growth funds	59,221,567	—	—	59,221,567
Index fund	20,522,406	—	—	20,522,406
International funds	24,588,983	—	—	24,588,983
Target funds	25,360,109	—	—	25,360,109
US Government money market fund	1,135,091	—	—	1,135,091
Value funds	34,621,820	—	—	34,621,820
Common collective trust	—	25,386,173	—	25,386,173
WPP Stock Fund	6,641,689	—	—	6,641,689
Cash	1,210	—	—	1,210

Total assets at fair value	$190,240,108	$25,386,173	$—	$215,626,281

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

4.	INVESTMENT IN COLLECTIVE TRUST

The investment in the MSVF includes fully benefit-responsive investment contracts stated at fair value. Contract value is equal to invested principal plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. There are no unfunded commitments and the redemption frequency is daily. The redemption notice period of the fund is twelve months, which provides for Plan redemptions at contract value, subject to the provisions of the fund. The average yield and crediting interest rates for the MSVF were 1.29% and 1.41% and 1.27% and 1.17%, respectively, for 2014 and 2013.

Certain events limit the ability of the Plan to transact at contract value with issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption under ERISA. The Plan Administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

5.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

Description of Investment	2014	2013
Mainstay Large Cap Growth Fund	$25,636,535	$24,008,907
Morley Stable Value Fund	24,480,884	25,386,173
Vanguard Institutional Index Fund	24,094,213	20,522,406
Vanguard Primecap Fund	19,551,412	16,205,524
PIMCO Total Return Fund	16,751,845	16,297,025
Vanguard Equity Income Fund	15,892,490	14,783,514
American Capital World GR & Inc Fund	13,462,595	12,844,582
Vanguard Wellington Fund	13,015,533	*
Royce Pennsylvania Fund	*	12,501,918

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 or 2013.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,025,851 as follows:

Investment Category
Common collective trust	$257,498
Mutual funds	5,393,470
WPP Stock Fund	(625,117)

Net appreciation in fair value of investments	$5,025,851

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated August 1, 2012, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2014, the Plan held 59,289 WPP plc ADSs in the WPP Stock Fund valued at $6,171,954, and at December 31, 2013 the Plan held 57,824 WPP Group plc ADSs in the WPP Stock Fund valued at $6,641,689.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

Fees incurred by the Plan for the investment management services from the Trustee were $274,295 for the year ended December 31, 2014.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

10.	NET ASSET TRANSFERS

During 2014, net assets of $11,784,040, representing certain participant account balances were transferred in from the Savings & Investment Plan and M80 Services 401(k) Plan, both tax-qualified retirement plans sponsored by an affiliate of the Plan sponsor.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to IRS Form 5500:

	2014	2013
Net assets available for benefits per financial statements	$260,293,877	$222,589,827
Employer contributions receivable	(6,033,569)	(4,754,299)
Deemed loans	(27,590)	(25,163)

Net assets available for benefits per IRS Form 5500	$254,232,718	$217,810,365

***

EIN: 52-2228835	THE M PLAN
PN: 001
Form 5500, Schedule H, Part IV, line 4i -
Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trust:
	Union Bond & Trust Company	Morley Stable Value Fund	**	$24,480,884

	Mutual Funds:
	American Funds	American Capital World GR & Inc Fund	**	13,462,595
	American Funds	American Europacific Growth Fund	**	11,079,761
	Federated Investment Management	Federated Government Obligations Fund	**	1,022,825
	Glenmede	Glenmede Small Cap Equity Fund	**	12,686,065
	JPMorgan	JPMorgan Mid Cap Value Fund	**	11,608,341
	Mainstay Investments	Mainstay Large Cap Growth Fund	**	25,636,535
	Neuberger Berman Funds	Neuberger & Berman Mid Cap Growth Fund	**	5,056,180
	PIMCO	PIMCO Real Return Fund	**	892,341
	PIMCO	PIMCO Total Return Fund	**	16,751,845
	T. Rowe Price	T. Rowe Price Retirement Balanced Fund	**	2,090,567
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	**	43,042
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	**	758,223
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	**	830,578
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	**	2,567,454
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	**	3,521,574
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	**	5,374,970
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	**	5,465,395
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	**	10,871,803
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	**	5,103,420
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	**	4,577,612
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	**	2,188,580
	Vanguard	Vanguard Equity Income Fund	**	15,892,490
	Vanguard	Vanguard Extended Market Index Fund	**	2,968,561
	Vanguard	Vanguard Institutional Index Fund	**	24,094,213
	Vanguard	Vanguard Intermediate Term Bond Index Fund	**	2,241,797
	Vanguard	Vanguard Primecap Fund	**	19,551,412
	Vanguard	Vanguard Total International Stock Fund	**	1,569,439
	Vanguard	Vanguard Wellington Fund	**	13,015,533

	Total Mutual Funds			220,923,151

	Cash	Cash		737

	WPP Stock Fund:
*	WPP plc Stock	American Depositary Shares	**	6,171,954

	Total Investments			251,576,726
	Notes receivable from participants	Interest rates from 3.25% - 9.50%
		maturing through December 2029.		2,914,259

	Total Assets Held at End of Year			$254,490,985

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See Report of Independent Registered Public Accounting Firm.

EIN: 52-2228835	THE M PLAN
PN: 001
Form 5500, Schedule H, Part IV, line 4a -
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2014

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Late Participant Loan Repayments are included	$—	$2,298,026	$—	$—

The item listed above refers to certain participant contributions that were deposited to the Plan in a delayed manner, caused by an inadvertent administrative error. The Company has fully corrected this matter by making all affected participant accounts whole, crediting them with any lost earnings and appreciation for the period of the delayed transfer.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 29, 2015	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Director of Human Resources,
GroupM North America

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm